UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

NETLOJIX COMMUNICATIONS, INC.
(Name of the Issuer)

NETLOJIX COMMUNICATIONS, INC.
NETLOJIX ACQUISITIONS CORPORATION
ANTHONY E. PAPA
JAMES P. PISANI
(Names of Persons Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

641143 10 2
(CUSIP Number of Class of Securities)

Anthony E. Papa
Chairman and Chief Executive Officer
NetLojix Communications, Inc.
501 Bath Street
Santa Barbara, CA 93101
(805) 884-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Persons Filing Statement)

with a copy to:

Thomas N. Harding, Esq.
Seed Mackall LLP
1332 Anacapa Street
Santa Barbara, CA 93101
(805) 963-0669

This statement is filed in connection with (check the appropriate box):

a. [X]

The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1  through 240.14b-2), Regulation 14C (§§240.14c-1  through 240.14c-101 ) or Rule 13e-3(c) (§240.13e-3(c) ) under the Securities Exchange Act of 1934 (the "Exchange Act").

b. [ ]	The filing of a registration statement under the Securities Act of 1933.
c. [ ]	A tender offer.
d. [ ]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [  ]

CALCULATION OF FILING FEE

Transaction valuation:*   $293,903                                 Amount of filing fee:  $28.00

*           Estimated for purposes of calculating the filing fee only.  The transaction valuation was determined by multiplying the 14,695,149 shares of Common Stock outstanding by the merger consideration of $0.02 per share.  The filing fee was determined by calculating a fee of $92 per $1,000,000, applied pro rata, to the transaction valuation calculated pursuant to the preceding sentence.

[X]       Check the box if any part of the fee is offset as provided by §240.0-11(a)(2)  and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$28.00

Form or Registration No.:	Schedule 14A

Filing Party:	NetLojix Communications, Inc.

Date Filed:	December 30, 2002

Introduction

        This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being jointly filed by: (i) NetLojix Communications, Inc., a Delaware corporation ("NetLojix") and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction; (ii) NetLojix Acquisitions Corporation, a Delaware corporation ("NAC"), (iii) Anthony E. Papa, and (iv) James P. Pisani  (Mr. Pisani, together with Mr. Papa, are referred to herein as the "Executives").   The foregoing persons and entities are collectively referred to herein as the "filing persons."

        Pursuant to an Agreement and Plan of Merger, dated as of December 28, 2002 (the "merger agreement") by and between NetLojix and NAC, NAC will merge with and into NetLojix, and NetLojix will be the surviving corporation. Upon completion of the merger contemplated by the merger agreement, each issued and outstanding share of NetLojix common stock will be converted into the right to receive $0.02 in cash without interest (the "merger consideration"), except that: (i) shares of NetLojix common stock held as treasury stock immediately prior to the effective time of the merger will be canceled without any payment therefor; (ii) shares of NetLojix common stock held by NAC or the Executives immediately prior to the effective time of the merger will be canceled without any payment therefor; and (iii) shares of NetLojix common stock held by stockholders who perfect their appraisal rights will not receive the merger consideration but instead will be subject to appraisal in accordance with Delaware law. Upon completion of the merger, the Executives, as the sole holders of NAC common stock immediately prior to the effective time of the merger, are expected to own 100% of NetLojix's post-merger common stock.  Shares of NetLojix's Series A Convertible Preferred Stock will continue to be held by the two individuals who currently own such shares, although the terms of such preferred stock will be modified as part of the merger.

        Concurrently with the filing of this Schedule 13E-3, NetLojix is filing a preliminary proxy statement (the "proxy statement") pursuant to which NetLojix will notify its stockholders of, and solicit proxies from its stockholders for, a special meeting for the purpose of voting on whether or not to approve the merger agreement. The proxy statement is in preliminary form and is subject to completion or amendment. The information in the proxy statement, including all appendices thereto, is expressly incorporated by reference into this Schedule 13E-3 in its entirety, and the responses to each item are qualified in their entirety by the provisions of the proxy statement.

Item 1.            Summary Term Sheet.

        The information set forth in the sections entitled "Summary Term Sheet" and "Questions and Answers about the Merger and the Special Meeting" in the proxy statement is incorporated herein by reference.

Item 2.           Subject Company Information.

(a)   Name and Address.  The information set forth on the first page of the proxy statement and contained in the section entitled "The Participants" in the proxy statement is incorporated herein by reference.

(b)   Securities.  The information contained in the sections entitled "The Special Meeting - Record Date and Voting Information" in the proxy statement is incorporated herein by reference.

(c)   Trading Market and Price.  The information contained in the section entitled "Information About NetLojix - Market for NetLojix's Common Stock and Related Stockholder Matters" in the proxy statement is incorporated herein by reference.

(d)   Dividends.  The information contained in the section entitled "Information About NetLojix - Market for NetLojix's Common Stock and Related Stockholder Matters" in the proxy statement is incorporated herein by reference.

(e)   Prior Public Offerings.  Not applicable.

(f)   Prior Stock Purchases.  The information contained in the section entitled "Common Stock Purchase Information" in the proxy statement is incorporated herein by reference.

 Item 3.           Identity and Background of Filing Persons.

(a)   Name and Address.  NetLojix, the subject company, is a filing person.  NAC and the Executives are also filing persons. The information set forth on the first page of the proxy statement and contained in the sections entitled "The Participants" and "Security Ownership of Certain Beneficial Owners and Management" in the proxy statement is incorporated herein by reference.

(b)   Business and Background of Entities.  The information contained in the sections entitled "The Participants" in the proxy statement is incorporated herein by reference.

(c)   Business and Background of Natural Persons.  The information contained in the sections entitled "Directors and Executive Officers of NetLojix" in the proxy statement is incorporated herein by reference.

Item 4.           Terms of the Transaction.

(a)(1)    Tender Offers.  Not applicable.

(a)(2)(i)    Transaction Description.  The information contained in the sections entitled "Summary Term Sheet" and "Questions and Answers About the Merger and the Special Meeting" in the proxy statement is incorporated herein by reference.

(a)(2)(ii)    Consideration.  The information contained in the sections entitled "Summary Term Sheet," "Questions and Answers About the Merger and the Special Meeting," "The Merger Agreement - Conversion of NetLojix Common Stock" and "The Merger Agreement - Payment For Shares" in the proxy statement is incorporated herein by reference.

(a)(2)(iii)    Reasons for Transaction.  The information contained in the sections entitled "Questions and Answers About the Merger and the Special Meeting," "Special Factors - Background Of The Merger," "Special Factors - Reasons For The Special Committee's Recommendation," "Special Factors - Reasons For The Board Of Directors' Recommendation," "Special Factors - Position of the Executives as to the Fairness of the Merger" and "Special Factors - Purpose and Structure of the Merger" in the proxy statement is incorporated herein by reference.

(a)(2)(iv)    Vote Required for Approval.  The information contained in the sections entitled "Summary Term Sheet," "Questions and Answers About the Merger and the Special Meeting," and "The Special Meeting - Record Date and Voting Information" in the proxy statement is incorporated herein by reference.

(a)(2)(v)    Differences in the Rights of Security Holders.  The information contained in the sections entitled "Summary Term Sheet," "Questions and Answers About the Merger and the Special Meeting," "Special Factors - Effects of the Merger" and "Special Factors - Interests of the Executives; Appointment of Special Committee" in the proxy statement is incorporated herein by reference.

 (a)(2)(vi)    Accounting Treatment.  The information contained in the section entitled "Special Factors - Anticipated Accounting Treatment of Merger" in the proxy statement is incorporated herein by reference.

 (a)(2)(vii)    Income Tax Consequences.  The information contained in the sections entitled "Summary Term Sheet," "Questions and Answers About the Merger and the Special Meeting," and "Special Factors - Material U.S. Federal Income Tax Consequences" in the proxy statement is incorporated herein by reference.

(c)    Different Terms.  The information contained in the sections entitled "Summary Term Sheet," "Questions and Answers About the Merger and the Special Meeting," "Special Factors - Effects of the Merger," "Special Factors - Interests of the Executives; Appointment of Special Committee" and "The Merger Agreement - Conversion of NetLojix Preferred Stock" in the proxy statement is incorporated herein by reference.

(d)    Appraisal Rights.  The information contained in the sections entitled "Questions and Answers About the Merger and the Special Meeting" and "Special Factors - Appraisal Rights" in the proxy statement is incorporated herein by reference.

(e)    Provisions For Unaffiliated Security Holders.  The information contained in the sections entitled "The Special Meeting - Record Date and Voting Information" and "Special Factors - Appraisal Rights" in the proxy statement is incorporated herein by reference.

(f)    Eligibility for Listing or Trading.  Not applicable.

 Item 5.           Past Contacts, Transactions, Negotiations and Agreements.

(a)    Transactions.  (1) The information contained in the sections entitled "Special Factors - Interests of the Executives; Appointment of Special Committee" and "Common Stock Purchase Information" in the proxy statement is incorporated herein by reference.  (2) Director Jeffrey J. Jensen, his father, mother, adult siblings and related charitable foundations have significant ownership in companies to which NetLojix has provided long distance and data network service, including UICI. Services are provided pursuant to NetLojix's standard term agreements. The total amount received by NetLojix pursuant to these agreements in 2001 was approximately $4,572,000.  For the nine months ended September 30, 2002, UICI accounted for approximately $1,900,000 of NetLojix's revenues. In July 2002, UICI terminated NetLojix as its long distance services provider. (3) On January 31, 2002, NetLojix's secured credit facility with Coast Business Credit expired, and NetLojix entered into a new secured credit facility with DTL One, LLC ("DTL"). DTL is owned and controlled by director Jeffrey J. Jensen. Under the DTL line of credit, NetLojix may borrow up to 80% of eligible receivables (as defined) up to a total amount of $2.0 million. Borrowings under the line of credit bear interest, payable monthly, based upon the prime rate of Bank of America NT & SA plus 2% with a minimum interest rate of 10%. Borrowings under the credit facility are secured by substantially all assets of NetLojix. As of December 31, 2002, approximately $1.2 million was outstanding under the credit facility, and no amounts were available to be borrowed under the formula described above. DTL has indicated to NetLojix that it is likely to terminate the facility in 2003.

(b)   Significant Corporate Events.  The information contained in the sections entitled "Special Factors - Background Of The Merger" and "Common Stock Purchase Information" in the proxy statement is incorporated herein by reference.

(c)   Negotiations or Contacts.  The information contained in the sections entitled "Special Factors - Background Of The Merger" and "Common Stock Purchase Information" in the proxy statement is incorporated herein by reference.

(e)   Agreements involving the Subject Company's Securities.  (1) The information contained in the sections entitled "Questions and Answers About the Merger and the Special Meeting" and "The Merger Agreement - Conversion of NetLojix Preferred Stock" in the proxy statement is incorporated herein by reference. (2) NAC has an oral agreement with Tommy Lin and Patrick Lin, the holders of all of the outstanding shares of NetLojix Series A Convertible Preferred Stock, that they will consent to certain changes in the rights, preferences and privileges of such shares in connection with the merger, as disclosed in the proxy statement. (3)  Subsequent to the public announcement of the Executive's proposal to acquire NetLojix, Jeffrey J. Jensen, a director of NetLojix, and his adult siblings, Jami J. Jensen and Julie J. Jensen, requested that the Executives purchase their shares of NetLojix common stock. The Executives have agreed to purchase shares from such persons.  Such purchases will take place after the filing of the proxy statement.  The price per share to be paid is equal to the merger consideration. The number of shares subject to such agreements are:  Jeffrey J. Jensen - 851,738 shares; Jami J. Jensen - 851,738 shares; and Julie J. Jensen - 851,738 shares. The agreements are between the prospective sellers and Next2 Partners, LLC, a California limited liability company owned by the Executives.  Next2 Partners, LLC has assigned its rights under the agreements to NAC.

Item 6.           Purposes of the Transaction and Plans or Proposals.

(b)   Use of Securities Acquired.  The information contained in the sections entitled "Summary Term Sheet," "Special Factors - Effects of the Merger" and "The Merger Agreement - Conversion of the NetLojix Common Stock" in the proxy statement is incorporated herein by reference.

(c)(1)-(8)   Plans.   The information contained in the sections entitled "Summary Term Sheet," "Questions and Answers About the Merger and the Special Meeting," "Special Factors - Background of the Merger," "Special Factors - Effects of the Merger," "Special Factors - NAC's Financing of the Merger," "Special Factors - Interests of the Executives; Appointment of Special Committee," "The Merger Agreement - Conversion of the NetLojix Common Stock" and "The Merger Agreement - Conversion of the NetLojix Preferred Stock" in the proxy statement is incorporated herein by reference.

Item 7.           Purposes, Alternatives, Reasons and Effects.

(a)  Purposes.  The information contained in the sections entitled "Questions and Answers About the Merger and the Special Meeting," "Special Factors - Background of the Merger," "Special Factors - Reasons for the Special Committee's Recommendation," "Special Factors - Reasons for the Board of Directors' Recommendation," "Special Factors - Position of the Executives as to the Fairness of the Merger" and "Special Factors - Purpose and Structure of the Merger" in the proxy statement is incorporated herein by reference.

(b)    Alternatives.  The information contained in the sections entitled "Special Factors - Background of the Merger," "Special Factors - Reasons for the Special Committee's Recommendation" and "Special Factors - Reasons for the Board of Directors' Recommendation" in the proxy statement is incorporated herein by reference.

(c)    Reasons. The information contained in the sections entitled "Questions and Answers About the Merger and the Special Meeting," "Special Factors - Background of the Merger," "Special Factors - Reasons for the Special Committee's Recommendation," "Special Factors - Reasons for the Board of Directors' Recommendation," "Special Factors - Position of the Executives as to the Fairness of the Merger" and "Special Factors - Purpose and Structure of the Merger" in the proxy statement is incorporated herein by reference.

(d)    Effects.  The information contained in the sections entitled "Summary Term Sheet," "Questions and Answers About the Merger and the Special Meeting," "Special Factors - Effects of the Merger," "Special Factors - Interests of the Executives; Appointment of Special Committee," "Special Factors - Material U.S. Federal Income Tax Consequences" and "The Merger Agreement" in the proxy statement is incorporated herein by reference.

Item 8.           Fairness of the Transaction.

(a)   Fairness.  The information contained in the sections entitled "Questions and Answers About the Merger and the Special Meeting," "Special Factors - Background Of The Merger," "Special Factors - Reasons For The Special Committee's Recommendation," "Special Factors - Reasons For The Board Of Directors' Recommendation," "Special Factors - Fairness of the Merger to Stockholders" and "Special Factors - Position of the Executives as to the Fairness of the Merger" in the proxy statement is incorporated herein by reference.

(b)    Factors Considered in Determining Fairness.  The information contained in the sections entitled "Questions and Answers About the Merger and the Special Meeting," "Special Factors - Background Of The Merger," "Special Factors - Reasons For The Special Committee's Recommendation," "Special Factors - Reasons For The Board Of Directors' Recommendation," "Special Factors - Fairness of the Merger to Stockholders," "Special Factors - Position of the Executives as to the Fairness of the Merger," "Special Factors - Opinion of Farragut Capital Group, Inc." in the proxy statement and Appendix B to the proxy statement is incorporated herein by reference.

(c)    Approval of Security Holders.  The information contained in the section entitled "Special Factors - Fairness of the Merger to Stockholders" in the proxy statement is incorporated herein by reference.

(d)    Unaffiliated Representative.  The information contained in the sections entitled "Special Factors - Reasons For The Special Committee's Recommendation," "Special Factors - Fairness of the Merger to Stockholders" and "Special Factors - Opinion of Farragut Capital Group, Inc." in the proxy statement is incorporated herein by reference.

(e)    Approval of Directors.  The information contained in the sections entitled "Special Factors - Background Of The Merger," "Special Factors - Reasons For The Special Committee's Recommendation" and "Special Factors - Reasons For The Board Of Directors' Recommendation" in the proxy statement is incorporated herein by reference.

(f)    Other Offers.  The information contained in the section entitled "Special Factors - Background Of The Merger" in the proxy statement is incorporated herein by reference.

Item 9.           Reports, Opinions, Appraisals and Negotiations.

(a)    Report, Opinion or Appraisal.  The information contained in the sections entitled "Questions and Answers About the Merger and the Special Meeting," "Special Factors - Background Of The Merger" and "Special Factors - Opinion of Farragut Capital Group, Inc." in the proxy statement is incorporated herein by reference.

(b)    Preparer and Summary of the Report, Opinion or Appraisal.  The information contained in the sections entitled "Questions and Answers About the Merger and the Special Meeting," "Special Factors - Background Of The Merger," "Special Factors - Reasons For The Special Committee's Recommendation," "Special Factors - Reasons For The Board Of Directors' Recommendation," "Special Factors - Opinion of Farragut Capital Group, Inc." in the proxy statement and Appendix B to the proxy statement is incorporated herein by reference.

(c)   Availability of Documents.  The information contained in Appendix B to the proxy statement is incorporated herein by reference.  The opinion of Farragut Capital Group, Inc. will be made available for inspection and copying at the principal executive officers of NetLojix during its regular business hours by any interested equity security holder of NetLojix or representative who has been so designated in writing.

Item 10.         Source and Amounts of Funds or Other Consideration.

(a)    Source of Funds.  The information contained in the section entitled "Special Factors - NAC's Financing of the Merger" in the proxy statement is incorporated herein by reference.

(b)    Conditions.  The information contained in the section entitled "Special Factors - NAC's Financing of the Merger" in the proxy statement is incorporated herein by reference.

(c)    Expenses.  The information contained in the section entitled "The Special Meeting - Expenses of Proxy Solicitation" and "Special Factors - Estimated Fees and Expenses of the Merger" in the proxy statement is incorporated herein by reference.

(d)    Borrowed Funds.  The information contained in the section entitled "Special Factors - NAC's Financing of the Merger" in the proxy statement is incorporated herein by reference.

Item 11.         Interest in Securities of the Subject Company.

(a)    Securities Ownership.  The information contained in the section entitled "Security Ownership of Certain Beneficial Owners and Management" in the proxy statement is incorporated herein by reference.

(b)    Securities Transactions.  The information contained in the section entitled "Common Stock Purchase Information" in the proxy statement is incorporated herein by reference.

Item 12.         The Solicitation or Recommendation.

(d)   Intent to Tender or Vote in Going-Private Transaction.  The information contained in the sections entitled "Summary Term Sheet," "Questions and Answers About the Merger and the Special Meeting" and "The Special Meeting - Record Date and Voting Information" in the proxy statement is incorporated herein by reference.  The information set forth in response to Item 5(e) above is incorporated herein by reference.

(e)   Recommendations of Others. The information contained in the sections entitled "Questions and Answers About the Merger and the Special Meeting," "Special Factors - Reasons For The Special Committee's Recommendation," "Special Factors - Reasons For The Board Of Directors' Recommendation" and "Special Factors - Position of the Executives as to the Fairness of the Merger" in the proxy statement is incorporated herein by reference.

Item 13.         Financial Statements.

(a)   Financial Information.  The information contained in the section entitled "Information About NetLojix - Selected Financial Data" in the proxy statement and the consolidated financial statements attached to the proxy statement are incorporated herein by reference.

(b)   Pro Forma Information. Not applicable.

Item 14.         Persons/Assets, Retained, Employed, Compensated or Used.

(a)   Solicitations or Recommendations.  The information contained in the sections entitled "The Special Meeting - Expenses of Proxy Solicitation," "Special Factors - Background of the Merger," "Special Factors - Opinion of Farragut Capital Group, Inc.," and "Special Factors - Estimated Fees and Expenses of the Merger" in the proxy statement is incorporated herein by reference.

(b)   Employees and Corporate Assets. The information contained in the sections entitled "The Special Meeting - Expenses of Proxy Solicitation" and "Special Factors - Estimated Fees and Expenses of the Merger" in the proxy statement is incorporated herein by reference.

Item 15.         Additional Information.

(b)   Other Material Information.  Not applicable.

Item 16.         Exhibits.

(a)   Preliminary proxy statement (incorporated herein by reference to the preliminary proxy statement on Schedule 14A filed by NetLojix Communications, Inc. with the Securities and Exchange Commission on December 30, 2002).

(b)   Letter agreement regarding financing commitment dated December 18, 2002 between NetLojix Acquisitions Corporation and DTL One, LLC.

(c)   Opinion of Farragut Capital Partners, Inc. dated December 28, 2002 (incorporated herein by reference to Appendix B to the preliminary proxy statement on Schedule 14A filed by NetLojix Communications, Inc. with the Securities and Exchange Commission on December 30, 2002).

(d)(1)  Agreement and Plan of Merger dated as of December 28, 2002, between NetLojix Communications, Inc. and NetLojix Acquisitions Corporation (incorporated herein by reference to Appendix A to the preliminary proxy statement on Schedule 14A filed by NetLojix Communications, Inc. with the Securities and Exchange Commission on December 30, 2002).

(d)(2)   Letter agreement between Jeffrey J. Jensen and Next2 Partners, LLC.

(d)(3)  Letter agreement between Jami J. Jensen and Next2 Partners, LLC.

(d)(4)  Letter agreement between Julie J. Jensen and Next2 Partners, LLC.

(f)   Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix C to the preliminary proxy statement on Schedule 14A filed by NetLojix Communications, Inc. with the Securities and Exchange Commission on December 30, 2002).

(g)   Not applicable.

SIGNATURES

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  December 30, 2002

NETLOJIX COMMUNICATIONS, INC.

By  /s/ ANTHONY E. PAPA
            Anthony E. Papa
            Chief Executive Officer

NETLOJIX ACQUISITIONS CORPORATION

By  /s/ ANTHONY E. PAPA
            Anthony E. Papa
            Chief Executive Officer

 /s/ ANTHONY E. PAPA
            Anthony E. Papa

 /s/  JAMES P. PISANI
            James P. Pisani